Exhibit 99.1

RADA Electronic Industries Announces Filing of 2020 Annual Report

NETANYA, Israel, March 1, 2021 - RADA Electronic Industries Ltd. (Nasdaq: RADA, TASE: RADA) today announced that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2020 with the U.S. Securities and Exchange Commission.  The annual report is available on the Company’s website (www.rada.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Company Contact: Avi Israel, CFO Tel: +972-765-386-200 mrkt@rada.com www.rada.com	Investor Relations Contact: GK Investor Relations Ehud Helft Tel: 1 646 688 3559 rada@gkir.com